TITAN MEDICAL INC.
Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017 and 2016

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at March 31, 2017 and December 31, 2016
(In U.S. Dollars)
	March 31,	December 31,
	2017	2016
ASSETS

CURRENT

Cash and cash equivalents	$5,306,753	$4,339,911

Amounts receivable	46,107	176,009

Deposits (Note 8)	2,033,487	2,016,648

Prepaid expenses	48,376	66,465

Total Current Assets	7,434,723	6,599,033

Furniture and Equipment (Note 3)	7,965	9,350

Patent Rights (Note 4)	605,910	584,113

TOTAL ASSETS	$8,048,598	$7,192,496

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$2,230,005	$2,232,201

Warrant liability (Note 2(g) and 6)	4,099,417	2,365,691

Other Liabilities and Charges (Note 5(a))	2,000,000	2,000,000

TOTAL LIABILTIES	8,329,422	6,597,892

SHAREHOLDERS’ EQUITY

Share Capital (Note 5(a))	116,726,136	112,742,810

Contributed Surplus	3,950,835	3,707,432

Warrants (Note 5 (b))	741,917	855,800

Deficit	(121,699,712)	(116,711,438)

Total Equity	(280,824)	594,604

TOTAL LIABILITIES & EQUITY	$8,048,598	$7,192,496

Commitments (Note 8)

See accompanying notes to financial statements

Approved on behalf of the Board:

Martin Bernholtz	David McNally
Director and Chairman	President and Chief Executive Officer

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Shareholders’ Equity and Deficit
For the Periods ended March 31, 2017 and 2016
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2015	116,457,486	$86,083,419	$2,849,061	$4,044,192	$(93,387,942)	$(411,270)
Issued pursuant to agency agreement	28,472,547	16,864,551				16,864.551
Issued private placement	130,839	100,000				100,000
Share issue expense		(1,678,148)				(1,678,148)
Warrants exercised during the period	70,000	63,288				63,288
Options exercised during the period	9,000	7,432	(3.825)			3,607
Stock based compensation vested			115,982			115,982
Net and Comprehensive loss for the period					(11,720,394)	(11,720,394)

Balance – March 31, 2016	145,139,872	$101,440,542	$2,961,218	$4,044,192	$(105,108,336)	$3,337,616

Balance - December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604
Issued pursuant to agency agreement	21,467,200	5,642,537				5,642,537
Warrant liability issued during the period		(1,297,810)				(1,297,810)
Share issue expense		(475,284)				(475,284)
Warrants expired during the period		113,883		(113,883)
Stock based compensation vested			243,403			243,403
Comprehensive loss for the period					(4,988,274)	(4,988,274)

Balance – March 31, 2017	187,978,646	$116,726,136	$3,950,835	$741,917	$(121,699,712)	$(280,824)

See accompanying notes to financial statements.

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Net and Comprehensive Loss
For the Three Months ended March 31, 2017 and 2016
(In U.S. Dollars)

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2017	2016

REVENUE	$-	$-

EXPENSES
Amortization	6,594	5,822
Consulting fees	162,818	151,857
Stock based compensation (Note 5(b))	243,403	115,982
Insurance	7,931	5,441
Management salaries and fees	625,826	401,934
Marketing and investor relations	61,698	130,793
Office and general	96,301	91,374
Professional fees	145,013	94,060
Rent	25,537	21,564
Research and development	2,946,323	10,435,679
Travel	80,195	128,901
Foreign exchange (gain) loss	(14,816)	339,731
	4,386,823	11,923,138

FINANCE INCOME (COST)
Interest	2,133	1,774
Gain (loss) on change in fair value of warrant liability (Note 2(g) and 6)	(461,996)	546,243
Warrant liability issue cost	(141,588)	(345,273)
	(601,451)	202,744
NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$4,988,274	$11,720,394

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	170,089,313	123,515,544

See accompanying notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three Months ended March 31, 2017 and 2016
(In U.S. Dollars)

	Three Months	Three Months
	Ended March	Ended March
	31, 2017	31, 2016
OPERATING ACTIVITIES
Net loss for the period	$(4,988,274)	$(11,720,394)
Items not involving cash:
Amortization	6,594	5,822
Stock based compensation	243,403	115,982
Warrant liability – fair value adjustment	461,996	(546,243)
Warrant liability – foreign exchange adjustment	(26,080)	248,916
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	131,152	(965,676)
Accounts payable and accrued liabilities	(2,197)	(5,056,046)
Cash used in operating activities	(4,173,405)	(17,917,639)
FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	5,167,253	18,818,490
Cash provided by financing activities	5,167,253	18,818,490
INVESTING ACTIVITIES
(Increase)/ decrease in furniture and equipment	-	(10,088)
Costs of Patents	(27,006)	(76,255)
Cash used in investing activities	(27,006)	(86,343)

INCREASE IN CASH AND CASH EQUIVALENTS	966,842	814,508

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,339,911	11,197,573

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,306,753	$12,012,081

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$260,054	$11,526,826
Money Market Fund	5,046,699	485,255
	$5,306,753	$12,012,081

See accompanying notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts toward a clinical grade platform to be used for clinical trials and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will be in a position to transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act.

The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three months ending March 31, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2016 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2016 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on May 11, 2017.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair value estimate of the initial measurement of new warrant liabilities and remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The Company expects that approximately US $28 million in incremental funding, in addition to the proceeds of the offering completed March 16, 2017, will be required for the next 12 months, to maintain its currently anticipated pace of development. The ability of the Company to arrange such funding will depend in part on prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in high interest savings accounts.

(c)	Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follows:

a)	Computer Equipment	3 years
b)	Furniture and Fixtures	3 – 5 years
c)	Leasehold Improvements	Term of the lease

(d)	Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(e)	Impairment of long-lived assets

The Company reviews computer equipment, furniture and fixtures, leasehold improvements and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the assets carrying amount to the assets recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the recoverable amount, the asset is written down to the recoverable amount.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary period end balances are converted to U.S. dollars at the rate in effect at period end date as per the Bank of Canada.

Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S functional currency, whichever is later. Foreign exchange gains and losses are included in Net and Comprehensive Loss.

(g)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the

Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each

Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At March 31, 2017, the Warrant Liability of listed warrants, was adjusted to fair value measured at the market price of the listed warrants. The March 2019 and March 2021 unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(h)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our listed and unlisted Warrant liability is initially based on level 2 (significant observable inputs) and at March 31, 2017 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

3.	FURNITURE AND EQUIPMENT

	Computer	Furniture	Leasehold
	Equipment	and Fixtures	Improvements	Total
Cost

Balance at December 31, 2016	$80,453	$261,483	$172,601	$514,537

Additions (disposals)	-	-	-	-

Balance at March 31, 2017	$80,453	$261,483	$172,601	$514,537

Amortization & Impairment Losses

Balance at December 31, 2016	$71,103	$261,483	$172,601	$505,187

Amortization for the period	1,385	-	-	1,385

Balance at March 31, 2017	$72,488	$261,483	$172,601	$506,572

Net Book Value

At December 31, 2016	$9,350	$-	$-	$9,350

At March 31, 2017	$7.965	$-	$-	$7,965

4.	PATENT RIGHTS

Cost
Balance at December 31, 2016	$776,717
Additions	27,006
Balance at March 31, 2017	$803,723

Amortization & Impairment Losses
Balance at December 31, 2016	$192,604
Amortization	5,209
Balance at March 31, 2017	$197,813

Net Book Value
At December 31, 2016	$584,113
At March 31, 2017	$605,910

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

5.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	187,978,646 (December 31, 2016: 166,511,446)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 units under the Offering at a price of CDN$0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,026,936 net of closing cost including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value of comparable warrants at the time and the balance of $3,729,126 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

On October 27, 2016 the over-allotment option to the Company’s September 20, 2016 offering of 17,083,333 units at a price of CDN $0.60 was partially exercised and the Company sold an additional 2,030,000 Units at the Offering Price of CDN $0.60 for additional gross proceed of $909,846 ($845,181 net of closing costs including cash commission of $63,689 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire October 27, 2021. The warrants were valued at $121,313 based on the market value at the time and the balance of $788,533 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 142,100 units. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company, and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 units under the Offering at a price of CDN $0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,165,494 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.60 for a period of 24 months following the closing date. Each unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $0.75 which expire September 20, 2021.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering of 15,054,940 units at a price of CDN $1.00 per Unit was exercised in full and the Company sold an additional 2,258,241 Units at the Offering Price of CDN $1.00 for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including commission of $123,158 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire April 14, 2021. The warrants were valued at $290,300 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $1,469,096 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 158,076 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire April 14, 2021.

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton & Co. Limited (the “Agent”). The Company sold 15,054,940 units under the Offering price of CDN$1.00 per Unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,032,845 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire March 31, 2021.

On February 23, 2016 the over-allotment option in connection with the February 12, 2016 completed public offering of 11,670,818 units had been exercised in full. The company sold an additional 1,746,789 units at the offering price of CDN$0.90 per Unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement). Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 23, 2021. The warrants were valued at $215,321 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $924,616 was allocated to common shares.

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton & Co. Limited (the "Agent"). The Company sold 11,670,818 units under the Offering at a price of CDN $0.90 per Unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 916,443 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

On November 23, 2015 Titan closed a private placement of 4,290,280 common shares of Titan at a subscription price of CDN $1.23 per common share for gross proceeds of $4,000,000 with Longtai Medical Inc. Longtai is the Canadian subsidiary of Ningbo Long Hengtai International Trade Co. Ltd., a corporation incorporated under the laws of China with annual sales exceeding $100,000,000. Longtai is an importer and distributer of high end medical devices for multinational companies.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Under the Agreement Titan has granted to Longtai exclusive rights to negotiate for an exclusive marketing, sales and distribution agreement for Titan’s SPORT™ Surgical System in the Asia Pacific region for a period of 183 days. Longtai has paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement, which shall be repaid to Longtai in the event that the agreement is not entered into within the 183 day period. On August 24, 2016 the parties had agreed to modify their previous three month extension to monthly progress reviews. Longtai will concurrently with the signing of the Distributorship Agreement, subscribe for and purchase an additional $4,000,000 worth of Common Shares at a share issue price equal to the 5-day VWAP (less a 12.5% discount). If the Distributorship Agreement is signed and the second $4,000,000 private placement is completed, Titan will retain $1,400,000 of the Distributorship Deposit and repay $600,000 to Longtai. (See subsequent events note)

b)	Warrants, Stock Options and Compensation Options

Subject to shareholder approval, Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At, March 31, 2017, 2,572,605 common shares (December 31, 2016: 9,448,895) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of March 31, 2017 and March 31, 2016 and changes during the periods ended on those dates is presented in the following table:

	Three Months Ended		Three Months Ended
	March 31, 2017		March 31, 2016
	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price
		(CDN)		(CDN)

Balance, beginning	7,202,250	$1.10	2,897,763	$1.20
Granted	9,825,572	$0.55	644,292	$1.08
Exercised	-	$0.00	(9,000)	$0.56
Expired/Forfeited	(802,562)	$1.19	(80,000)	$1.27
Balance, ending	16,225,260	$0.76	3,453,055	$1.26

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at March 31, 2017 are as follows:

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

	Options Outstanding
				Options Exercisable
			Weighted-average		Weighted-
		Weighted-	remaining		average
Exercise	Number	average exercise	contractual life	Number	exercise price
price (CDN)	outstanding	price (CDN)	(years)	exercisable	(CDN)

$0.43	1,000,000	$0.43	7.00	-	$0.43
$0.50	500,000	$0.50	7.00	-	$0.50
$0.56	663,368	$0.56	1.34	663,368	$0.56
$0.57	8,325,572	$0.57	7.00	-	$0.57
$0.83	49,591	$0.83	0.97	49,591	$0.83
$0.96	305,107	$0.96	1.72	305,107	$0.96
$1.00	3,488,158	$1.00	4.25	1,129,206	$1.00
$1.02	193,478	$1.02	3.73	145,998	$1.02
$1.08	644,292	$1.08	3.83	644,292	$1.08
$1.39	19,746	$1.39	2.71	19,746	$1.39
$1.39	47,532	$1.39	0.12	47,532	$1.39
$1.51	16,796	$1.51	3.37	16,796	$1.51
$1.72	485,985	$1.72	3.19	333,597	$1.72
$1.76	106,096	$1.76	1.93	106,096	$1.76
$1.94	379,539	$1.94	2.14	303,652	$1.94
	16,225,260	$0.76		3,764,981	$1.10

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Stock options granted to non-employees, officers or directors are valued using the Black-Scholes pricing model, rather than on the basis of the fair value of the services received.

The Company does on occasion use the services of consultants. Options granted in these situations are valued on the basis of fair value of the services received.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 27, 2016, option grants to Consultants and Employees	644,292	immediately	5 years
August 24, 2016, options granted to Directors and Consultants	1,129,206	immediately	5 years
August 24, 2016, options granted to Employees	2,886,619	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years
January 17, 2017, option grants to Employees	8,325,572	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
February 7, 2017, option grants to Employees	500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
March 16, 2017, option grants to Employees	1,000,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share based option plan are as follows:

Directors, Management, Employees, Medical Advisors and Consultants

	2017	2016

Fair Value at grant date (CDN)	$0.300 - $0.342	$0.28 - $0.52
Share price at grant date (CDN)	$0.34 - $0.54	$0.68 - $1.08
Exercise price (CDN)	$0.43 - $0.57	$1.00 - $1.08
Expected Volatility	82.4% - 82.8%	73.34% - 79.67%
Option Life	4 years	3 years
Expected dividends	nil	nil
Risk-free interest rate	0.89% - 1.01%	0.44% - 0.57%
(based on government bonds)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at March 31, 2017 and March 31, 2016 and changes during the periods then ended.

	Three Months		Three Months
	Ended March		Ended March
	31, 2017		31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Opening Balance	5,651,434	$855,800	14,257,434	$4,044,192
Exercised during the period
Exercise Price of CDN$1.25
Expiry March 13, 2018	-	-	-	-
Expired during the period
Exercise Price of CDN$1.77
Expiry March 14, 2017	(390,729)	(113,883)
Ending Balance	5,260,705	$741,917	14,257,434	$4,044,192

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

6.	WARRANT LIABILTY

	Three Months		Year Ended
	Ended March		December
	31, 2017		31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount

Balance, beginning	77,451,086	$2,365,691	27,676,965	$2,137,751

Issue of warrants expiring, February 12, 2021			11,670,818	1,518,420

Issue of warrants expiring, February 23, 2021			1,746,789	215,321

Issue of warrants expiring, March 31, 2021			15,054,940	1,741,104

Issue of warrants expiring April 14, 2021			2,258,241	290,300

Issue of warrants expiring September 20, 2021			17,083,333	1,162,350

Issue of warrant expiring October 27, 2017			2,030,000	121,313

Issue of warrants expiring March 16, 2019	10,733,600	572,326

Issue of warrants expiring March 16, 2021	10,733,600	725,484

Warrants exercised during the period			(70,000)	(9,654)

Warrants expired during the period	(8,317,856)	-

Foreign exchange adjustment	-	(26,080)	-	138,799

Fair value adjustment	-	461,996	-	(4,950,013)

Balance, ending	90,600,430	$4,099,417	77,451,086	$2,365,691

In addition to the warrants listed above, at March 31, 2017, the Company has issued and outstanding, 4,915,113 broker unit warrants expiring between February 23, 2018 and March 16, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

7.	INCOME TAXES

Losses carried forward

The Company has non-capital losses of approximately $119,321,495 available to reduce future income taxes. The non-capital losses expire approximately as follows:

2027	786,557
2028	169,954
2029	186,708
2030	2,003,596
2031	12,735,836
2032	6,517,436
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
119,321,495

The Company has accumulated Qualifying Research and Development expenses of $6,276,334 as a result of prior year’s research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a recent Canada Revenue Agency (CRA) audit completed in the second quarter of 2016, regarding Titan’s 2011 Amadeus SR&ED claim, the 2011 loss of $9,423,694 has been adjusted to $12,735,836 and the qualifying SR&ED expenditures has been revised from $9,439,430 to $6,276,334. The amounts regarding the foreign content made in the claim has been disallowed by CRA. Titan has appealed this decision and is awaiting the outcome.

8.	COMMITMENTS

Effective July 15, 2011, the Company entered into a lease for premises in Ancaster, Ontario for its research and development program.

Effective February 1, 2012, the Company exercised its option to lease an additional 4,477 square feet adjacent to its existing research and development facilities in Ancaster, Ontario. The additional space is under the same terms and conditions as the original lease, dated July 15, 2011.

Effective August 22, 2013, 3,957 square feet of this additional space has been sublet for a term of 5.5 years at a monthly rent of $2,325 per month to July 31, 2016 and $2,635 per month thereafter. Effective April 30, 2015 the Company entered into a lease surrender agreement with the landlord for initial space leased on July 15, 2011. As a result, the Company now has only the space leased February 1, 2012 and it has been sublet.

Effective January 26, 2016 the Company entered into a twelve month lease at its corporate office located at 170 University Avenue, Toronto Ontario, at an annual rental of CDN $116,875. On November 25, 2016 a new lease agreement was signed, to commence February 1, 2017 at a monthly rent of CDN $9,740. The new agreement which includes a 60 days’ termination notice, expires January 31, 2018.

As a part of its program of research and development around the SPORT™ Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At March 31, 2017, $435,561 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $906,010 to be applied against future invoices.

During the quarter the Company issued further purchase orders to an additional U.S. supplier to provide further design and engineering services. At March 31, 2017, $2,437,708 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $1,127,476 to be applied against future invoices.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

8.	COMMITMENTS (continued)

The Company has entered into a number of licensing agreements with suppliers and Universities that will require payments to be made to them, in future years, based on the achievement, by the Company, of certain milestones which could total up to $825,000. Subsequently, following commercialization, royalty payments will be required, based on a percentage of annual net sales of the licensed product, in the range of 4% to 6% per royalty agreement.

9.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $367,180 for the three months ended March 31, 2017 compared to $242,049 for the same period in 2016.

In the second quarter of 2015, Titan entered into an Option Agreement (“Agreement”) with a Company that has developed a patent for Markerless Tracking of Robotic Surgical Tools that can be incorporated into Titan’s SPORT™

Surgical System. Under the terms of the Agreement Titan will pay to the Company a non-refundable Option Fee of $300,000 as follows:

$100,000 upon signing the Agreement
$100,000 January 2, 2016 (paid)
$100,000 October 1, 2016 (paid)

In addition, Titan shall have the right at any time up to and including February 2, 2017, to exercise the Option by paying a fee of $1.3 million for those rights. This License Fee shall be due and payable upon execution of the License Agreement. Prior to February 2, 2017, Titan gave notice that it would not exercise the option.

A former member of Titan’s Senior Management is also a Director, member of the company senior management team, co-inventor of the technology, co-founder of the Company and a significant shareholder of the Company.

During the period, an individual related to a former executive, provided consulting services in support of marketing efforts for the European market. Compensation of $24,720 plus reimbursement of appropriate expenses was paid to the individual.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2017
(In U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS (continued)

Officers and Directors of the Company control approximately 1.10% of the Company.

	March 31, 2017		December 31, 2016

	BASE	%	BASE	%

John Barker	250,632	0.133	250,632	0.15
Martin Bernholtz	1,571,500	0.84	1,571,500	0.94
John Hargrove	-	-	298,200	0.18
David McNally	20,000	0.01	-	-
Stephen Randall	197,307	0.11	102,800	0.06
Reiza Rayman	-	-	4,357,117	2.62
Bruce Wolff	17,552	0.01	17,552	0.01
TOTAL	2,056,991	1.10	6,597,801	3.96

Common Shares
Outstanding	187,978,646	100%	166,511,446	100%

10.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT™, the next generation of surgical robotic platform.

11.	SUBSEQUENT EVENTS

On April 17, 2017, the company granted 500,000 incentive stock options to an employee of the Company pursuant to its incentive stock option plan. The stock options vest over four years and are exercisable until April 17, 2024 at a price of CDN $0.43.

On April 28, 2017, the Company announced that it had terminated negotiations with Longtai Medical Inc. for the development of a marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region. Longtai had paid to Titan a deposit of $2,000,000 which will now be repaid to Longtai.

On May 3, 2017 260,000 warrants expiring March 2019 were exercised for proceeds of $104,000 and the issuance of 260,000 common shares.